UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
AMENDMENT No. 4

Under the Securities Exchange Act of 1934

First Cash Financial Services, Inc.
(Name of Issuer)

Common Stock $0.01 Par Value
(Title of Class of Securities)

319 42D 107
(CUSIP Number)

Bryan Cave LLP 211 North Broadway, Suite 3600 St. Louis, MO 63102. Attention: R. Randall Wang Telephone: 314-259-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 3, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

_______________________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 319 42D 107	SCHEDULE 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Richard T. Burke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

SC, PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,394,854
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,394,854
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.87%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 319 42D 107	SCHEDULE 13D	Page 3 of 6

Item 1.	Security and Issuer.

Name of Issuer:

First Cash Financial Services, Inc.

Title of Class of Equity Securities:

Common Stock $0.01 Par Value (“Common Stock”)

Address of Issuer’s Principal Executive Office:

690 E. Lamar Boulevard, Suite 400 Arlington, Texas 76011

Item 2.	Identity and Background.

(a)           Richard T. Burke

(b)           7114 East Stetson Drive, Suite 400, Scottsdale, AZ 85251

(c)           Mr. Burke is a small-business owner.

(d)           No

(e)           No

(f)           United States

Item 3.	Source and Amount of Funds or Other Consideration.

Stock positions were acquired through the use of personal funds and grants from the Issuer of warrants and options to purchase common stock and grants from the Issuer of restricted common stock.

Item 4.	Purpose of Transaction.

The Reporting Person acquired and continues to hold the securities of the Issuer for investment purposes.  The Reporting Person intends to review his investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Person under the federal securities laws, determine to increase or decrease his respective ownership of shares of the Issuer’s Common Stock through purchases or sales of such Common Stock of the Issuer in the open market.  The Reporting Person does not have any present plans or proposals which relate to or would result in any of the items described in sections (b) through (j) of Item 4 of Schedule 13D.

CUSIP No. 319 42D 107	SCHEDULE 13D	Page 4 of 6

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate number of securities held by Mr. Burke is 1,394,854. Based on the total shares of common stock outstanding as reported in the Issuer’s Form 10-Q filing for the quarterly period ended September 30, 2012, the number of securities held by Mr. Burke represents 4.87% of the total shares of common stock outstanding.

(b)           The number of shares of Common Stock as to which there is sole power to vote or to direct a vote, shared power to vote or to direct a vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages hereto, and such information is incorporated herein by reference.

(c)           Transactions by the Reporting Person that were effected during at least the past sixty (60) days are set forth on Attachment A to this Schedule 13D/A and incorporated herein by reference.

(d)           Not applicable

(e)           The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock as of December 3, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None

Item 7.	Material to Be Filed as Exhibits.

None

CUSIP No. 319 42D 107	SCHEDULE 13D	Page 5 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2012	Richard T. Burke

/s/ Richard T. Burke

CUSIP No. 319 42D 107	SCHEDULE 13D	Page 6 of 6

Attachment A

Transaction Date	Number of Shares Purchased (Sold)	Method of Sale	Price	Beginning Ownership	Resulting Ownership	Resulting Ownership Percentage
10/10/12	(12,158)	Cash sale – open market	$45.3794	1,639,854	1,627,696	5.69%
10/11/12	(19,165)	Cash sale – open market	$45.2780	1,627,696	1,608,531	5.62%
10/12/12	(5,058)	Cash sale – open market	$45.3780	1,608,531	1,603,473	5.60%
10/16/12	(3,619)	Cash sale – open market	$44.6354	1,603,473	1,599,854	5.59%
10/22/12	(14,368)	Cash sale – open market	$45.4400	1,599,854	1,585,486	5.54%
10/23/12	(35,632)	Cash sale – open market	$44.9547	1,585,486	1,549,854	5.42%
11/26/12	(55,000)	Cash sale – open market	$47.6073	1,549,854	1,494,854	5.22%
12/03/12	(100,000)	Cash sale – open market	$48.0607	1,494,854	1,394,854	4.87%